                              RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Discussions containing such orward-looking statements may be found in the material set forth under the headings ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and ''Business,'' as well as in this Prospectus generally. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other factors noted herein, the factors set forth below.

History of Losses; Uncertainty of Future Profitability

The Company has incurred annual operating losses since its inception in May 1993 and had an accumulated deficit of approximately $9.1 million as of September 30, 1997. The continued development of the Company's products will require the commitment of substantial resources to conduct research and preclinical and clinical development programs, and to establish sales and marketing capabilities. The Company incurred substantial and increasing operating losses through December 31, 1996 and, although the Company had net income of $286,000 for the nine months ended September 30, 1997, the ability of the Company to reach sustained profitability is highly uncertain. To achieve sustained profitability the Company must, among other things, successfully complete development of certain of its products, obtain regulatory approvals and establish sales and marketing capabilities for certain of its products. There can be no assurance that the Company will be able to achieve sustained profitability. See ''Selected Financial Data'' and ''Management's Discussion and
Analysis of Financial Condition and Results of Operations   Results of
Operations.''

Competition

The Company competes with many companies, including large pharmaceutical companies and specialized medical products companies. Many of these companies have substantially greater financial and other resources, larger research and development staffs, more extensive marketing and manufacturing organizations and more experience in the regulatory process than the Company. The Company also competes with academic institutions, governmental agencies and other research organizations which may be involved in research, development and commercialization of products. Because a number of companies are developing HA products for similar applications, the successful commercialization of a particular product will depend in part upon the ability of the Company to complete clinical studies and obtain FDA marketing and foreign regulatory approvals prior to its competitors. There can be no assurance that the Company will be able to compete against current or future competitors or that competition will not have a material adverse effect on the Company's business,
financial condition and results of operations. See ''Business   Competition.''

Fluctuations in Quarterly Operating Results

The Company's quarterly operating results may fluctuate as a result of a number of factors, including timing of approvals of new products of the Company, its competitors or its customers, slower-than-anticipated market penetration rates of current products, temporary delays in obtaining certain product components from suppliers and the ability of the Company to establish marketing and distribution arrangements with strategic partners. A significant portion of the Company's expenses is relatively fixed in nature and the Company may not be able to reduce spending in response to shortfalls or delays in revenues. Such shortfalls or delays may result in a material adverse effect on the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, it is likely that in one or more future fiscal quarters the Company's operating results may be below the expectations of equity research analysts and investors. Such an occurrence could have a material adverse effect on the market price of the Common Stock. See ''Management's Discussion and Analysis of Financial
Condition and Results of Operations   Quarterly Results of Operations.''


Comprehensive Government Regulation; No Assurance of FDA Approval

The Company's product development activities, manufacturing processes, and current and future sales and marketing are subject to extensive and rigorous regulation by the FDA and comparable agencies in foreign countries. In the United States, the FDA regulates the marketing, advertising, promotion, and distribution of medical devices, drugs, and biologics, as well as testing, manufacturing, labeling, recordkeeping, and reporting activities for such products.

Medical proucts regulated by the FDA are generally classified as devices and/or drugs and/or biologics. Product development and approval within the FDA framework takes a number of years and involves the expenditure of substantial resources. There can be no assurance that the FDA will grant approval for the Company's new products on a timely basis if at all, or that FDA review will not involve delays that will adversely affect the Company's ability to commercialize additional products or expand permitted uses of existing products, or that the regulatory framework will not change, or that additional regulation will not arise at any stage of the Company's product development process which may adversely affect approval of or delay an application or require additional expenditures by the Company. In the event the Company's future products are regulated as human drugs or biologics, the FDA's review process typically would be substantially longer and more expensive than the review process for devices.

The Company's ORTHOVISC product is currently regulated as a Class III device by the FDA. Class III devices are those that generally must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g. life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices) and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. In order for the Company to commercially distribute ORTHOVISC in the U.S., it must obtain FDA approval of a PMA. The Company is currently preparing a PMA for ORTHOVISC and plans to submit it by the end of 1997. The PMA approval process can be expensive, uncertain and lengthy. A number of devices for which pre-market approval has been sought have never been approved for marketing. The review of an application often occurs over a protracted time period and may take two years or more from the filing date to complete. There can be no assurance that the FDA will approve a PMA application for ORTHOVISC on a timely basis, if at all, or that the FDA review will not involve delays that will affect the Company's ability to commercialize additional products or expand permitted uses of existing products. Furthermore, even if granted, the approval may include significant limitations on the indications for use for which the product may be marketed.

The Company's developmental HA products, including INCERT and HA oligosaccharides, have not obtained regulatory approval in the U.S. for investigational use and/or commercial marketing and sale. The Company believes that INCERT will be regulated as a Class III medical device and HA oligosaccharides will be regulated as a drug, although there can be no assurance that such products will not be otherwise classified. Before undertaking clinical trials in the U.S. to support a PMA, the Company must apply for and obtain FDA and/or institutional review board (''IRB'') approval of an investigation device exemption (''IDE''). There can be no assurance that the Company will be permitted to undertake clinical trials of these or other future products in the U.S. or that clinical trials will demonstrate that the products are safe and effective or otherwise satisfy the FDA's pre-market approval requirements. Orquest has not received regulatory approval in the U.S. for the investigational use and/or commercial marketing and sale of OSSIGEL. OSSIGEL may be regulated as a Class III medical device, a biologic, a drug or a combination thereof. There can be no assurance that Orquest will be permitted to undertake clinical trials of OSSIGEL or, if clinical trials are permitted, that such clinical trials will demonstrate that OSSIGEL is safe and effective or otherwise satisfy FDA requirements.

Once obtained, marketing clearance can be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance. The Company may be required to make further filings with the FDA under certain circumstances. The FDA's regulations require agency approval of a PMA supplement for certain changes if they affect the safety and effectiveness of an approved device, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the device, changes in manufacturing methods or quality control systems and changes in performance or design specifications. Failure by the Company to receive approval of a PMA supplement regarding the use of a different manufacturing facility or any other change affecting the safety or effectiveness of an approved device on a timely basis, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. Significant delay or cost in obtaining, or failure to obtain FDA clearance to market products, any FDA limitations on the use of the Company's products, or any withdrawal or suspension of clearance by the FDA could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, all FDA-approved products manufactured by the Company must be manufactured in compliance with the standards established by the FDA's Good Manufacturing Practices (''GMP'') regulations. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspection by state and federal agencies, including the FDA. The FDA may inspect the Company and its facilities from time to time to determine whether the Company is in compliance with regulations relating to medical device and manufacturing companies, including regulations concerning manufacturing, testing, quality control and product labeling practices. There can be no assurance that the Company will be able to comply with current or future
FDA requirements applicable to the manufacture of products.

FDA regulations depend heavily on administrative interpretation and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition, changes in the existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the FDA to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution.

In addition to regulations enforced by the FDA, the Company is subject to other existing and potential future federal, state, local and foreign regulations. International regulatory bodies often establish regulations governing product standards, packing requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. To enable the Company to market its products in Europe, the Company was required to receive a ''CE'' marking certification, an international symbol of quality and compliance with the applicable European medical device directive. In October 1996, the Company received an EC Design Examination and an EC Quality System
Certificate from a European Notified Body, which entitles the Company to affix a CE marking on ORTHOVISC for the treatment of osteoarthritis in synovial joints. There can be no assurance that the Company will be able to achieve and/or maintain compliance required for CE marking or other foreign regulatory approvals for any or all of its products or that it will be able to produce its products in a timely and profitable manner while complying with applicable requirements. Federal, state, local and foreign regulations regarding the manufacture and sale of medical products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business.
The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement also vary widely from country to country.

The process of obtaining approvals from the FDA and other regulatory authorities can be costly, time consuming, and subject to unanticipated delays. There can be no assurance that approvals of the Company's products will be granted or that the Company will have the necessary funds to develop certain of such products. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the ability of the Company to market its products. See ''Business Government Regulation.''

Uncertainty Regarding Success of Clinical Trials

Several of the Company's products, including INCERT and HA oligosaccharides, as well as the products of the Company's collaborative partners, including OSSIGEL, will require clinical trials to determine their safety and efficacy in humans for various conditions. There can be no assurance that the Company or its collaborative partners will not encounter problems that will cause it to delay or suspend clinical trials of any of these products. In addition, there can be no assurance that such clinical trials, if completed, will ultimately demonstrate these products to be safe and efficacious.
See ''Business   Clinical Applications.''

Dependence Upon Marketing Partners

The Company does not plan to directly market and sell its current products to customers. Therefore, the Company's success will be dependent upon the efforts of its marketing partners and the terms and conditions of the Company's relationships with such marketing partners. The Company currently manufactures AMVISC and AMVISC Plus for Chiron Vision under a non-exclusive fixed price, five-year supply agreement which contains stated minimum annual purchase obligations and terminates on December 31, 2001. Bausch & Lomb, Inc. recently announced that it has signed definitive agreements to acquire Chiron Vision, as well as Storz Instrument Company, a subsidiary of American Home Products and a competitor of Chiron Vision. Since January 1, 1997, Chiron Vision has purchased AMVISC and AMVISC Plus in amounts substantially in excess of the minimum purchase obligations set forth in the AMVISC supply contract. There can be no assurance that the acquisitions will be consummated or if consummated, that Bausch & Lomb, Inc. will continue to purchase AMVISC and AMVISC Plus at levels beyond the stated minimum annual purchase obligations. Any such decrease in orders under the AMVISC supply contract could have a material adverse effect on the Company's business, financial condition and results of operations. For the nine months ended September 30, 1997 and 1996, AMVISC and AMVISC Plus sales through Chiron Vision accounted for 84% and 90% of net sales, respectively.

On November 7, 1997, the Company entered into a distribution agreement with Zimmer for the exclusive marketing and distribution of ORTHOVISC in the
United States, Canada and selected countries in the Asia-Pacific region.
While the agreement provides for future payments to the Company of up to
$20.5 million (which includes the right upon attaining certain milestones, at Zimmer's election, to make an equity investment in the Company equal to the greater of $2.5 million or 9.9% of the then outstanding Common Stock (but not to exceed 19.9% of the then outstanding Common Stock) at a premium to the then current market price), such payments are contingent upon the achievement of certain enumerated regulatory approval and sales milestones. There can be no assurance that such milestones will be met on a timely basis or at all and, accordingly, that any such payments will be received by the Company. In addition, Zimmer has the right to terminate the agreement on August 1, 1998 if certain specified events occur prior to that date and upon payment to Anika of $1.0 million in cash. These circumstances include (i) the failure of
Zimmer to sell a stated minimum number of units of ORTHOVISC during the second quarter of 1998 or the failure of a competitor of the Company to report enumerated sales minimums during the first two quarters of 1998, (ii) an FDA requirement of additional clinical trials for ORTHOVISC or the FDA's acceptance for filing by a party other than Anika or its primary competitors of a PMA for an injectable HA product for the treatment of OA in humans without requiring submission of an IDE clinical study to support the application,
(iii) both Synvisc and Hyalgan are either voluntarily or involuntarily withdrawn from the U.S. market, or (iv) if Zimmer undergoes a company-wide restructuring prior to June 30, 1998 which results in Zimmer's determination that the knee implant product line is not a core product. There can be no assurance that any of these events will not occur or, if any such event does occur, that Zimmer will not elect to terminate the agreement. Any such termination would have a material adverse effect on the Company's ability to market ORTHOVISC, which may have a material adverse effect on the Company's future operating results. See ''Management's Discussion and Analysis of
Financial Condition and Results of Operations   Overview.''

The Company will need to obtain the assistance of additional marketing partners for new products which are brought to market and existing products brought to new markets. There can be no assurance that such additional partners will be available or that such partners will agree to market the Company's products on acceptable terms. The failure to establish strategic partnerships for the marketing and distribution of the Company's products on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty of Market Acceptance of New Products

The Company's success will depend in part upon the acceptance of the Company's new products by the medical community, hospitals and physicians and other health care providers, and third-party payors. Such acceptance may depend upon the extent to which the medical community perceives the Company's products as safer, more effective or cost-competitive than other similar products. Ultimately, for the Company's new products to gain general market acceptance, it will also be necessary for the Company to develop marketing partners for the distribution of its products. There can be no assurance that the Company's new products will achieve significant market acceptance on a timely basis, or at all. Failure of some or all of the Company's new products to achieve significant market acceptance could have a material adverse effect on the Company's business, financial condition and
results of operations. See ''Business   Competition.''


Dependence on Patents and Proprietary Technology

The Company's success will depend, in part, on its ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary, and conduct its business without infringing the proprietary rights of others. The patent positions of pharmaceutical, medical products and biotechnology firms, including the Company, can be uncertain and involve complex legal and factual questions. There can be no assurance that any patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or will not be circumvented by others. In the event a third party has also filed one or more patent applications for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office (''PTO'') to determine priority of invention (see below), which could result in failure to obtain or the loss of patent protection for the inventions and the loss of any right to use the inventions. Even if the eventual outcome is favorable to the Company, such interference proceedings could result in substantial cost to the Company. Filing and prosecution of patent applications, litigation to establish the validity and scope of patents, assertion of patent infringement claims against others and the defense of patent infringement claims by others can be expensive and time consuming. There can be no assurance that in the event that any claims with respect to any of the Company's patents, if issued, are challenged by one or more third parties, that any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could cause the Company to lose exclusivity covered by the disputed rights. If a third party is found to have rights covering products or processes used by the Company, the Company could be forced to cease using the technologies or marketing the products covered by such rights, could be subject to significant liabilities to such third party, and could be required to license technologies from such third party. Furthermore, even if the Company's patents are determined to be valid, enforceable, and broad in scope, there can be no assurance that competitors will not be able to design around such patents and compete with the Company using the resulting alternative technology.

The Company has a policy of seeking patent protection for patentable aspects of its proprietary technology. The Company co-owns certain United States patents and a patent application which claim certain adhesion prevention uses and certain drug delivery uses of HA, and solely owns patents directed to certain manufacturing processes. The Company also holds an exclusive license from Tufts University to use technologies claimed in a United States patent application which relate to the anti-metastasis applications of HA oligosaccharides. The Company's issued patents expire between 2007 and 2015 and the license expires upon expiration of all related patents. The Company intends to seek patent protection with respect to products and processes developed in the course of its activities when it believes such protection is in its best interest and when the cost of seeking such protection is not inordinate. However, no assurance can be given that any patent application will be filed, that any filed applications will result in issued patents or that any issued patents will provide the Company with a competitive advantage or will not be successfully challenged by third parties. The protections afforded by patents will depend upon their scope and validity, and others may be able to design around the Company's patents. The Company's issued patents and any patents which arise from the Company's licensed application would provide competitive protection, if at all, only in the United States. The Company has not, to date, pursued foreign patents equivalent to those issued or applied for in the United States.

Other entities have filed patent applications for or have been issued patents concerning various aspects of HA-related products or processes. There can be no assurance that the products or processes developed by the Company will not infringe the patent rights of others in the future. Any such infringement may have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company has received notice from the PTO that a third party is attempting to provoke a patent interference with respect to one of the Company's co-owned patents covering the use of INCERT for post-surgical adhesion prevention. Although the
Company believes that an interference will be declared by the PTO, it is too early to determine the merits of the interference or the effect, if any, the interference will have on the Company's marketing of INCERT for this use. The existence of the interference proceeding may have a negative impact on the marketing of the INCERT product, and no assurance can be given that the Company would be successful in any such interference proceeding. If the third-party interference were to be decided adversely to the Company, involved claims of the Company's patent would be cancelled, the Company's marketing of the INCERT product may be materially and adversely affected and the third party may enforce patent rights against the Company which could prohibit the sale and use of the INCERT products, which could have a material adverse effect
on the Company's future operating results. See ''Business   Patents and
Proprietary Rights.''

The Company also relies upon trade secrets and proprietary know-how for certain unpatented aspects of its technology. To protect such information, the Company requires all employees, consultants and licensees to enter into confidentiality agreements limiting the disclosure and use of such information. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, proprietary know-how, and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by the Company, others have not and will not obtain access to the Company's proprietary technology. Further, there can be no assurance that third parties will not independently develop substantially equivalent or better technology.

Pursuant to the AMVISC supply contract the Company has agreed to grant Chiron Vision a royalty-free, worldwide, exclusive license to the Company's manufacturing and product inventions which relate to AMVISC products, effective on December 31, 2001, the termination date of the AMVISC supply contract which became effective on January 1, 1997. Upon expiration of the AMVISC supply contract, there can be no assurance that Chiron Vision will continue to use the Company to manufacture AMVISC and AMVISC Plus. If Chiron Vision discontinues the use of the Company as a manufacturer after such time, the Company's business, financial condition and results of operations could be materially and adversely affected.

Risks Associated with Manufacturing

The Company's results of operations are dependent upon the continued
operation of its manufacturing facility in Woburn, Massachusetts. The operation of biomedical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with the requirements of directives of government agencies, including the FDA. In addition, the Company relies on a single supplier for syringes and a small number of suppliers for a number of other materials required for the manufacturing and delivery of its HA products. See ''Management's Discussion and Analysis of Financial Condition
and Results of Operations   Results of Operations   Nine months ended
September 30, 1997 compared to nine months ended September 30, 1996.'' Furthermore, manufacturing processes and research and development efforts of the Company involve animals and products derived from animals. The utilization of animals in research and development and product commercialization is subject to increasing focus by animal rights activists. The activities of animal rights groups and other organizations that have protested animal based research and development programs or boycotted the products resulting from such programs could cause an interruption in the Company's manufacturing processes and research and development efforts. The occurrence of material operational problems, including but not limited to the events described above, could have a material adverse effect on the Company's business, financial condition and results of operations during the period of such operational difficulties. See ''Business Manufacturing of Hyaluronic Acid.''

No Assurance of Ability to Manage Growth

The Company's future success depends on substantial growth in product sales. There can be no assurance that such growth can be achieved or, if achieved, can be sustained. There can be no assurance that if substantial growth in product sales and the demand for the Company's products is achieved, the Company will be able to (i) develop the necessary manufacturing capabilities,
(ii) obtain the assistance of additional marketing partners, (iii) attract, retain and integrate the required key personnel, or (iv) implement the financial, accounting and management systems needed to manage growing demand for its products, should it occur. Failure of the Company to successfully manage future growth could have a material adverse effect on the Company's business, financial condition and results of operations.

Third Party Reimbursement and Health Care Cost Containment Initiatives

In the U.S. and other markets, health care providers, such as hospitals and physicians, that purchase health care products, such as the Company's products, generally rely on third party payors, including Medicare, Medicaid and other health insurance and managed care plans, to reimburse all or part of the cost of the health care product. Reimbursement by a third party payor may depend on a number of factors, including the payor's determination that the use of the Company's products are clinically useful and cost-effective, medically necessary and not experimental or investigational. Since reimbursement approval is required from each payor individually, seeking such approvals can be a time consuming and costly process which, in the future, could require the Company or its marketing partners to provide supporting scientific, clinical and cost-effectiveness data for the use of the Company's products to each payor separately. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payors are increasingly attempting to contain the costs of health care products and services by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. In addition, Congress and certain state legislatures have considered reforms that may affect current reimbursement practices, including controls on health care spending through limitations on the growth of
Medicare and Medicaid spending. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services developed by the Company. Outside the U.S., the success of the Company's products is also dependent in part upon the availability of reimbursement and health care payment systems. Lack of adequate coverage and reimbursement provided by government and other third party payors for the Company's products and services could have a material adverse effect on the Company's business, financial condition and results of operations.
See ''Business   Third Party Reimbursement.''

Need for Additional Funds; Liquidity

The Company anticipates that its cash and cash equivalents of approximately $3.1 million on September 30, 1997, together with the $2.5 million payment received upon signing of the distribution agreement with Zimmer, the net proceeds from the offering and cash flow from operations will be adequate to fund its operations for 24 months from the date of this Prospectus. The Company's future capital requirements and the adequacy of available funds will depend, however, on numerous factors, including market acceptance of its existing and future products, the successful commercialization of products in development, progress in its product development efforts, the magnitude and scope of such efforts, progress with preclinical studies, clinical trials and product clearances by the FDA and other agencies, the cost and timing of its efforts to expand its manufacturing capabilities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the development of strategic alliances for the marketing of certain of its products. To the extent that funds generated from the Company's operations, together with the Company's existing capital resources and the net proceeds of this offering are insufficient to meet future requirements, the Company will be required to obtain additional funds through equity or debt financings, strategic alliances with corporate partners and others, or through other sources. The terms of any future equity financings may be dilutive to the Company's stockholders and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. The ability of the Company to obtain financing is dependent on the status of the Company's future business prospects as well as conditions prevailing in the relevant capital markets. No assurance can be given that any additional financing will be made available to the Company or will be available on acceptable terms should such a need arise. See ''Use of
Proceeds'' and ''Management's Discussion and Analysis of Financial Condition
and Results of Operations   Liquidity and Capital Resources.''


Exposure to Product Liability Claims

The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that substantial product liability claims will not be asserted against the
Company. Although the Company has not received any material product liability claims to date and has a $1 million insurance policy to cover such claims should they arise, there can be no assurance that material claims will not arise in the future or that the Company's insurance will be adequate to cover all situations. Moreover, there can be no assurance that such insurance, or additional insurance, if required, will be available in the future or, if available, will be available on commercially reasonable terms. Any product liability claim, if successful, could have a material adverse effect on the Company's business, financial condition and results of operations.
See ''Business   Product Liability.''

Dependence Upon Key Personnel

The Company is highly dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled, scientific, managerial and manufacturing personnel. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires. The failure to hire and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty of Estimates

To assist investors in evaluating the Company, this Prospectus contains certain estimates of market size and market share for the Company's and its competitors' HA products. These estimates have been derived by the Company on the basis of its analysis of industry reports, press releases and market research reports compiled by independent third-party sources which the Company believes to be reliable. However, all such estimates are inherently subject to uncertainties, and the Company is unable to determine with a degree of certainty the size of the market for certain HA based products and the market share held by its products.

This Prospectus also reflects the Company's estimates regarding future regulatory submission dates. Regulatory submissions can be delayed, or plans to submit applications for product approvals can be canceled, for a number of reasons, including the receipt of unfavorable preclinical or clinical study results, changes in regulations, adoption of new or unanticipated enforcement of existing regulations, technological developments and competitive developments. Accordingly, no assurances can be given that the Company's anticipated submissions will be made on their target dates, or at all. Delays in such submissions could have a material adverse effect on the Company's business, financial condition and results of operations.

Broad Management Discretion as to Use of Proceeds

The Company expects to use most of the net proceeds of this offering for expansion of its manufacturing facilities, to fund its research and development efforts, including clinical trials, and for working capital and general corporate purposes. A portion of the net proceeds of the offering may also be used to acquire or invest in products, technologies or other businesses. There are no current agreements or understandings with respect to any acquisitions, investments or other transactions. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See ''Use of Proceeds.''

Environmental Regulation

The Company is subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, or other hazardous substances used in the manufacture of the Company's products. Any failure by the Company to control the use, disposal, removal or storage of hazardous chemicals or toxic substances could subject the Company to significant liabilities, which could have a material adverse effect on the Company's business, financial
condition and results of operations. See ''Business   Environmental Laws.''

Risks Relating to International Operations

Approximately 10% of the Company's product sales during 1996 were generated in international markets through marketing partners. The Company's representatives, agents and distributors which sell products in international markets are subject to the laws and regulations of the foreign jurisdictions in which they operate and in which the Company's products are sold. A number of risks are inherent in international sales and operations. For example, the volume of international sales may be limited by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in managing international operations, import restrictions and fluctuations in foreign currency exchange rates. Such changes in the volume of sales may have an adverse effect on the Company's business, financial condition and results of operations.


Potential Volatility of Stock Price; No Control Over Market Making

The market price of shares of the Company's Common Stock may be highly volatile. Factors such as announcements of new commercial products or technological innovations by the Company or its competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company and general market conditions may have a significant effect on the market price of the Company's Common Stock. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the medical products industry specifically, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market prices of many medical products companies and which often have been unrelated to the operating performance of such companies. The Company's operating results in future quarters may be below the expectations of equity research analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially.

No person is under any obligation to make a market in the Common Stock or publish research reports on the Company, and any person making a market in the Common Stock or publishing research reports on the Company may discontinue market making or publishing such reports at any time without notice. There can be no assurance that an active public market in the Common Stock will develop or, if developed, will be sustained.

Lack of Payment of Dividends on Common Stock

The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. See ''Price Range of Common Stock and Dividend Policy.''


Control by Principal Stockholders, Directors and Officers

Upon completion of this offering, the present directors, executive officers and principal stockholders of the Company and their affiliates will beneficially own approximately 24.8% of the outstanding shares of Common Stock. As a result, these stockholders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See ''Principal and Selling Stockholders.''


Risks Involving Shares Eligible for Future Sale

Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after this offering, or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock following this offering. Upon completion of this offering, the Company will have a total of 9,381,879 of Common Stock outstanding (assuming the exercise of all outstanding warrants to purchase Series A Preferred Stock). Of these shares, 8,123,051 shares of Common Stock, including the 3,000,000 offered hereby, will be freely tradable without restriction or registration under the Securities Act of 1933 (''Securities Act'') by persons other than ''affiliates'' of the Company, as that term is defined in Rule 144 (''Rule 144'') promulgated under the Securities Act (''Affiliates''). The remaining 1,258,828 shares of Common
Stock, and an additional 203,700 shares of Common Stock issuable from time to time upon the exercise of outstanding warrants, are ''restricted'' securities that may be sold only if registered under the Securities Act, or sold in accordance with an applicable exemption from registration, such as Rule 144. As of October 31, 1997, 3,000,000 shares of Common Stock were reserved for issuance under the Stock Option Plan of which 1,871,495 shares were issuable upon the exercise of outstanding stock options, and 40,000 shares of Common Stock were reserved for issuance under the Directors' Plan, of which 22,500 shares were issuable upon the exercise of outstanding stock options. In June 1993 and June 1996, the Company filed registration statements on Form S-8 under the Securities Act to register all shares of Common Stock reserved for issuance under the Stock Option Plan and the Directors' Plan. Shares of Common Stock issued upon the exercise of options under either plan generally are available for sale in the open market, subject to Rule 144 limitations with respect to affiliates, and subject to the lock-up arrangements described below.

The Company's executive officers, directors and certain other stockholders who, in the aggregate, will hold upon completion of this offering 1,279,880 shares of the outstanding Common Stock have entered into lock-up agreements which provide that, for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any such person of) any shares of Common Stock or any securities convertible into or exercisable for Common Stock, or any right to purchase or acquire Common Stock without the prior written consent of Furman Selz LLC. Furman Selz LLC will have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with the offering, and there can be no assurance that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements. See ''Shares Eligible for Future Sale.''


Possible Adverse Effect of Certain Anti-Takeover Provisions

Certain provisions of the Company's Restated Articles of Organization and Amended and Restated By-laws could have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control. These provisions include a classified Board of Directors, advance notice to the Board of Directors of stockholder proposals, limitations on the ability of stockholders to remove directors and to call stockholder meetings, the provision that vacancies on the Board of Directors be filled by a majority of the remaining directors, the ability of the Board of Directors to issue, without further stockholder approval, preferred stock with rights and privileges which could be senior to the Common Stock and the ability of the Board of Directors to adopt a shareholder rights plan without seeking stockholder approval. The Company also is subject to Chapter 110F of the Massachusetts General Laws which, subject to certain exceptions, prohibits a Massachusetts corporation from engaging in any of a broad range of business combinations with any ''interested stockholder'' for a period of three years following the date that such stockholder became an interested stockholder. These provisions could discourage a third party from pursuing a takeover of the Company at a price considered attractive by many stockholders, since such provisions could have the effect of preventing or delaying a potential acquiror from acquiring control of the Company and its Board of Directors. See ''Description of Capital Stock.''